Minco Gold Corporation
(An exploration stage enterprise)

Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Canadian dollars)

Management's Responsibility for Financial Reporting

The consolidated financial statements are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by International Accouting Standard Board and include certain estimates that reflect management’s best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets quarterlywith management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Paul Zhang, C.A.
President and CEO	CFO and VP Finance

Vancouver, Canada
March 28, 2012

March 29, 2012

Independent Auditor’s Report

To the Shareholders of Minco Gold Corporation

We have audited the accompanying consolidated financial statements of Minco Gold Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Gold Corporation and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

Index

		Page

Consolidated Financial Statements		5 - 9

	Consolidated Statements of Financial Position	5
	Consolidated Statements of Income (Loss)	6
	Consolidated Statements of Comprehensive Income (Loss)	7
	Consolidated Statements of Changes in Equity	8
	Consolidated Statements of Cash Flow	9

Notes to the Consolidated Financial Statements		10 - 40

1	General information	10
2	Basis of preparation and adoption of IFRS	10
3	Summary of significant accounting policies	10
4	Critical accounting estimates and judgments	18
5	Cash and short-term investments	19
6	Property, plant and equipment	20
7	Loan receivable	21
8	Mineral interests	21
9	Equity investment in Minco Silver Corporation	23
10	Discontinued operation	25
11	Share capital	25
12	Income tax	27
13	Earnings (loss) per share	29
14	Commitments	29
15	Related party transactions	30
16	Segment reporting	32
17	Financial instruments and fair values	33
18	Capital management	36
19	First-time adoption of IFRS	37
20	Subsequent event	40

Minco Gold Corporation (An exploration stage enterprise) Consolidated Statements of Financial Position
(in Canadian dollars)

	December 31,	December 31,	January 1,
	2011	2010	2010
Assets	$	$	$
Current assets
Cash and cash equivalents (note 5)	6,696,805	6,003,832	3,505,268
Short-term investments (note5)	-	293,770	2,475,936
Marketable securities	10,500	25,200	35,700
Receivables	52,618	57,387	370,767
Due from related parties (note15)	449,888	839,305	2,229,861
Loan receivable (note 7)	-	9,074,136	-
Prepaid expenses and deposits	176,959	116,477	85,572
Assets of discontinued operation (note 10)	-	-	4,617
	7,386,770	16,410,107	8,707,721

Long-term deposit	53,127	64,512	51,764
Property, plant and equipment(note 6)	247,860	290,502	324,429
Equity investment in Minco Silver (note 9)	14,489,016	6,935,139	5,406,195
Assets of discontinued operation (note 10)	-	-	43,585
	22,176,773	23,700,260	14,533,694
Liabilities
Current liabilities
Accounts payable and accrued liabilities	521,931	647,618	751,762
Accounts payable for Changkeng permit (note 8(a))	4,681,156	4,419,070	4,449,832
Advance from non-controlling interest (note8(a))	2,512,015	764,345	-
Due to related party (note15(c))	-	7,638,806	-
Liabilities of discontinued operation (note 10)	-	-	2,250
	7,715,102	13,469,839	5,203,844
Equity
Equity attributable to owners of the parent
Share capital (note11(a))	41,758,037	40,335,033	38,553,755
Contributed surplus	6,982,376	5,355,953	5,722,060
Accumulated other comprehensive income	256,125	(63,252)	-
Deficits	(36,949,896)	(37,841,318)	(37,439,392)
	12,046,642	7,786,416	6,836,423
Non-controlling interests	2,415,029	2,444,005	2,493,427
Total equity	14,461,671	10,230,421	9,329,850
	22,176,773	23,700,260	14,533,694

Commitments (note 14)
Subsequent events (notes 7, 8 and 20)
Approved by the Board of Directors
(signed) Malcolm Clay Director(signed) Robert Callander Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation (An exploration stage enterprise) Consolidated Statements of Income (Loss) For the years ended December 31, 2011 and 2010
(in Canadian dollars, except per share data)

	2011	2010
	$	$
Exploration costs	1,963,874	1,467,641
Administrative expenses (note 15)
Accounting and audit	246,900	140,176
Amortization	71,919	81,371
Consulting	122,654	143,350
Directors' fees	48,527	43,500
Foreign exchange gain	(17,149)	(111,901)
Investor relations	449,813	220,853
Legal	99,879	8,628
Office and miscellaneous	316,359	396,635
Property investigation	117,605	210,416
Regulatory and filing	157,475	121,176
Salaries and benefits	369,242	500,677
Share-based compensation (note 11(b))	2,264,809	383,282
Travel and transportation	63,782	85,701
	4,311,815	2,223,864
Operating loss	(6,275,689)	(3,691,505)
Unrealized loss on marketable securities	(14,700)	(10,500)
Finance expense	(351,992)	(15,203)
Finance and other income	238,218	59,709
Loss for the year before loss from equity investment and dilution gain(6,404,163)		(3,657,499)
Share of loss from equity investment in Minco Silver (note 9)	(1,443,391)	(1,246,150)
Dilution gain (note 9)	8,710,000	2,845,000
Net income (loss) for the year from continuing operations	862,446	(2,058,649)
Earnings for the year from discontinued operations	-	1,607,301
Net income (loss) for the year	862,446	(451,348)
Net income (loss) attributable to:
Shareholders of the Company	891,422	(401,926)
Non-controlling interest	(28,976)	(49,422)
	862,446	(451,348)
Earnings(loss) per share:
basic	0.02	(0.01)
diluted	0.02	(0.01)
Weighted average number of common shares outstanding – basic	50,228,592	48,582,347
diluted	51,580,329	48,582,347

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation (An exploration stage enterprise) Consolidated Statements of Comprehensive Income (Loss) For the years ended December 31, 2011 and 2010
(in Canadian dollars)

	2011	2010
	$	$
Net income (loss) for theyear	862,446	(451,348)
Other comprehensive income (loss)
Cumulated translation adjustment from Minco Silver investment	251,688	(57,217)
Exchange differences on translation from functional to presentation currency	67,689	(6,035)

Total comprehensive income (loss) for the year	1,181,823	(514,600)
Comprehensive income (loss) attributable to:
Shareholders of the Company	1,210,799	(465,178)
Non-controlling interest	(28,976)	(49,422)
	1,181,823	(514,600)

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation (An exploration stage enterprise) Consolidated Statements of Changes in Equity For the years ended December 31, 2011 and 2010
(in Canadian dollars)

	Attributable to equity owners of the Company

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$

Balance - January 1, 2010	48,157,782	38,553,755	5,722,060	-	(37,439,392)	6,836,423	2,493,427	9,329,850
Loss for the year	-	-	-	-	(401,926)	(401,926)	(49,422)	(451,348)
Exchange differences from translation from functional to presentation currency	-	-	-	(63,252)	-	(63,252)	-	(63,252)
Share-based compensation	-	-	383,282	-	-	383,282	-	383,282
Proceeds on issuing shares from exercise of options	1,357,100	1,781,278	(749,389)	-	-	1,031,889	-	1,031,889
Balance - December 31, 2010	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421

Balance - January 1, 2011	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421
Net income (loss) for the year	-	-	-	-	891,422	891,422	(28,976)	862,446
Exchange differences from translation from functional to presentation currency	-	-	-	319,377	-	319,377	-	319,377
Share-based compensation	-	-	2,264,809	-	-	2,264,809	-	2,264,809
Proceeds on issuing shares from exercise of options	833,333	1,423,004	(638,386)	-	-	784,618	-	784,618
Balance - December 31, 2011	50,348,215	41,758,037	6,982,376	256,125	(36,949,896)	12,046,642	2,415,029	14,461,671

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation (An exploration stage enterprise) Consolidated Statetements of Cash Flow For the years ended December 31, 2011 and 2010
(in Canadian dollars)

	2011	2010
Cash flow provided by (used in)	$	$

Operating activities
Net income (loss) for the period from continuing operations	862,446	(2,058,649)
Adjustments for:
Amortization	71,919	81,371
Equity loss on investment in Minco Silver	1,443,391	1,246,150
Dilution gain	(8,710,000)	(2,845,000)
Share-based compensation (note 11(b))	2,264,809	383,282
Foreign exchange gain (loss)	11,255	(60,323)
Unrealized loss on marketable securities	14,700	10,500
Changes in items of working capital:
Receivables	5,663	313,380
Due from related parties	370,971	1,467,583
Prepaid expenses and deposits	(43,323)	(43,654)
Accounts payable and accrued liabilities	(191,235)	(84,144)
Cash used in operating activities of continuing operations	(3,899,404)	(1,589,504)
Cash generated from activities of discontinued operation	-	1,649,604
Net cash generated from (used in) operating activities	(3,899,404)	60,100

Investing activities
Loan receivable	8,937,482	(9,122,284)
Property, plant and equipment	(15,041)	(43,881)
Short-term investments	293,770	2,182,166
Net cash generated from (used in) investing activities	9,216,211	(6,983,999)

Financing activities
Advanced from minority shareholders	1,597,438	768,693
Proceeds from issuance of shares	784,618	1,045,126
Advanced from Minco Base Metals	(7,483,798)	7,601,904
Net cash generated from (used in) financing activities	(5,101,742)	9,415,723

Effect of exchange rate changes on cash and cash equivalents	477,908	3,091
Increase in cash and cash equivalents	692,973	2,494,915
Cash and cash equivalents - Beginning of year	6,003,832	3,508,917
Cash and cash equivalents - End of year	6,696,805	6,003,832
Cash paid for income tax	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

1.	General information

Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. It is an exploration stage company engaged in exploration and evaluating gold-dominant mineral properties and projects in China.The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company haslisted itscommonshares on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”,and the NYSE Amex Equities (“AMEX”) under the symbol “MGH”.

As at December31, 2011, Minco Gold owned a22.15% (December 31, 2010 – 26.20%, and January 1, 2010 – 32.01%) equity interest in Minco Silver.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in compliance with IFRS as issued by IASB.Subject to certain transition elections and exemption disclosed in note 20, the Company consistently applied the accounting policies used in the preparation of its opening IFRS statement of financial position at January 1, 2010 throughout all periods presented, as if these policies has always been in effect. Note 20 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

These financial statements were approved by the boardof directors for issue on March 28, 2012.

3.	Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

These consolidated financial statements include the accounts of Minco Gold, its wholly-owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”)and its 51% interest in Guangzhou Mingzhong Mining Co. Ltd. (“ Mingzhong”).

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

3.             Summary of significant accounting policies (continued)

Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which controls is obtained by the Company and are de-consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Minco China’s subsidiary, Foshan Minco Mining Co. Ltd. (“Foshan Minco”), is legally owned by Minco China in trust for Minco Silver. Minco Gold does not consolidate Foshan Minco as it does not control this entity. Minco China also holds certain other assets and exploration permits in trust for Minco Silver. These assets are held for the exlusive benefit of Minco Sivler and have not been included in these financial statements.

Equity investment

Associates are entities over which the Company has significant influence, but not control. The Companyaccounts for its investment in associates using the equity method. The Company’s share of income or loss of associates is recognized in the consolidated statement of income (loss).

Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income (loss).

Non-controlling interests

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Profit or loss and each component of other comprehensive income are attributed to the non-controlling interests where applicable. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chiefoperating decision-maker. The chief operating decision-maker is responsible for allocating resources andassessing performance of the operating segments and has been identified as the chief executive officer ofMinco Gold.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

3.             Summary of significant accounting policies (continued)

Foreign currency translation

(i) Functional and presentation currency

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of Minco Gold is the Canadian dollar.

The functional currency of the Company’s Chinese subsidiaries is Renminbi (“RMB”).

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influenceover a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related tothe foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operationwhich remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in othercomprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at thedates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreigncurrency transactions and from the translation at year-end exchange rates of monetary assets and liabilitiesdenominated in currencies other than an operation’s functional currency are recognized in the statement of income (loss)

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

3.            Summary of significant accounting policies (continued)

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income. Gains and losses arising from changes in fair value are presented in the statement of income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents,deposits andloan receivable amounts.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment, if necessary.

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. Short-term investments comprise of guaranteed investment certificates with initial maturity of greater than three months

(iii) Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired.

If such evidence exists, the Company recognizes an impairment loss as follows:

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

3.            Summary of significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.  Repairs and maintenance costs are charged to the statement of income during the period which they are incurred.

The major categories of property, plant and equipment are depreciated on a straight-line basis as follows:

Leasehold Improvements	remaining lease term
Mining Equipment	5 years
Motor Vehicles	10 years
Office Equipment and Furniture	5 years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part.The carrying amount of a replaced asset is derecognized when replaced.  Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the statement of income.

Exploration and evaluation costs

Exploration and evaluation costs include costs to acquire the rights to explore, geological studies, exploratory drilling and sampling and directly attributable administrative costs.

Exploration and evaluation costs relating to non-specific projects or properties or those incurred before the Company has obtained legal rights to explore an area are expensed in the period incurred. In addition, exploration and evaluation costs, other than direct acquisition costs, are expensed before a mineral resource is identified as having economic potential.

Exploration and evaluation costs are capitalized as mineral interests when a mineral resource is identified as having economic potential on a property. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i) There is a probable future benefit that will contribute to future cash inflows;

ii) The Company can obtain the benefit and control access to it;

iii) The transaction or event giving rise to the benefit has already occurred.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

3.            Summary of significant accounting policies (continued)

Once the technical feasibility and commercial viability of the extraction of resources from a particular mineral property has been determined, mineral interests are reclassified to mine properties within property, plant and equipment and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs relating to any producing mineral interests would be amortized on a unit ofproduction basis over the estimated ore reserves. Costs incurred after the property is placed into production that increase production volume or extend the life of a mine are capitalized.

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral interest.

Impairment of non-financialassets

The recoverability of mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to farm-out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

The Company performs impairment tests on property, plant and equipment and mineral interests when events or circumstances occur which indicate the assets may not be recoverable. Impairment assessments are carried out on project by project basis with each project representing a single cash generating unit.

When impairment indicators are identified, an impairment loss is recognized for any amount by which the asset’s carrying value exceeds its recoverable amount.  The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Share-based payments

The Company grants stock options to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair-value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share based payments for non-employees is determined based on the fair value of the goods/services received or option granted measured at the date on which the Company obtains such goods/services.

Compensation expense is recognized over each tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

3.            Summary of significant accounting policies (continued)

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving rise to the liability occurs.

As at December 31, 2011 and December 31, 2010, the Company did not have any provision for restoration and rehabilitation.

Income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted loss per share are the same.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

3.           Summary of significant accounting policies (continued)

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periodsbeginning on or after January 1, 2013 with earlier application permitted unless otherwise noted. The Company has not yet assessed theimpact of these standards and amendments or determined whether it will early adopt them.

(i)
IFRS 7, Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

(ii)
IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification andmeasurement of financial assets. It replaces the multiple category and measurement models in IAS 39 fordebt instruments with a new mixed measurement model having only two categories: amortized cost andfair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Suchinstruments are either recognized at fair value through profit or loss or at fair value through othercomprehensive income. Where equity instruments are measured at fair value through other comprehensiveincome, dividends are recognized in profit or loss to the extent that they do not clearly represent a return ofinvestment; however, other gains and losses (including impairments) associated with such instrumentsremain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carriedforward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, exceptthat fair value changes due to credit risk for liabilities designated at fair value through profit and loss aregenerally recorded in other comprehensive income. The provision of IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(iii)
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

(iv)
IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(v)
IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities

(vi)
IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13

(vii)
IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

(viii)
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2, Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset.

4.           Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

Equity Investment in Minco Silver

The Company reviews its equity investment in Minco Silver when there is any indication that the investment might be impaired. Management has assessed impairment indicators on this equity investment   and has concluded that no impairment indicator existed as of December 31, 2011.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

5.           Cash and short-term investments

As at December 31, 2011cash and cash equivalents consisted of short-term deposits with a maturity term of seven days and can be renewed automatically. The yield on the short-term deposit was 1.5%.

As at December 31, 2011, short-term investments consist of $Nil of cashable guaranteed investment certificates with terms of greater than ninety days but less than one year (December 31, 2010 - $293,770, and January 1, 2010 - $2,475,936).

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Cash at bank and on hand	6,696,805	6,003,832	3,505,268
Short-term bank deposits	-	293,770	2,475,936
Cash and cash equivalents	6,696,805	6,297,602	5,981,204

Included in cash is $4,681,156 held by in Mingzhong to satisfy the remaining amount outstanding for the Changkeng permit (note 8(a)). For further discussion of liquidity refer to note 17.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

6.           Property, plant and equipment

	Leasehold improvements	Mining equipment	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$	$
At January 1, 2010
Cost	70,304	370,411	341,058	359,229	1,141,002
Accumulated depreciation	(60,580)	(282,023)	(151,562)	(322,408)	(816,573)
Net book value	9,724	88,388	189,496	36,821	324,429

Year ended December 31, 2010
At January 1, 2010	9,724	88,388	189,496	36,821	324,429
Additions	-	49,074	16,938	5,561	71,573
Disposals	-	-	(27,692)	-	(27,692)
Depreciation	(7,738)	(18,855)	(26,497)	(28,281)	(81,371)
Exchange differences	339	826	1,160	1,238	3,563
At December 31, 2010	2,325	119,433	153,405	15,339	290,502

At December 31, 2010
Cost	70,643	420,310	331,464	366,029	1,188,446
Accumulated depreciation	(68,318)	(300,877)	(178,059)	(350,690)	(897,944)
Net book value	2,325	119,433	153,405	15,339	290,502

Year ended December 31, 2011
At January 1, 2011	2,325	119,433	153,405	15,339	290,502
Additions	-	417	-	15,167	15,584
Depreciation for the period	-	(23,364)	(25,826)	(22,729)	(71,919)
Exchange differences	136	5,642	7,460	455	13,693
At December 31, 2011	2,461	102,128	135,039	8,232	247,860

At December 31, 2011
Cost	70,779	426,370	338,923	381,651	1,217,723
Accumulated depreciation	(68,318)	(324,242)	(203,884)	(373,419)	(969,863)
Net book value	2,461	102,128	135,039	8,232	247,860

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

7.             Loan receivable

During December 2010, Minco China entered into a Joint Venture Agreement  (the “JV Agreement”) with the 208 Exploration Team (the “208 Team”), a subsidiary of China National Nuclear Corporation (the “CNNC”), to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. Under the terms of the JV Agreement, the 208 Team is obligated to  set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co. Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the “Earn-In Amount”) to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon conclusion of the JV agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

To secure the project, Minco China provided RMB 60 million (approximately $9 million) in the form of a secured short-term loan to the Tugurige Gold Mine as at December 31, 2010. The loan was repaid on March 25, 2011 in full with interest. To finance the loan receivable, the Company borrowed funds from a related party (Note 15(b)).

As at December 31, 2011, the 208 Team has not complied with certain of its obligations under the JV agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co.

On March 14, 2012, Minco China engaged an external law firm in China to resolve the dispute with the 208 Team in terms of the JV Agreement compliance. The ultimate outcome is uncertain.

8.             Mineralinterests

a)             Guangdong - Changkeng

Minco China is the controlling shareholder in Guangzhou Mingzhong Mining Co.,Ltd. (“Mingzhong”) with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit (the “Changkeng Exploration Permit”). This exploration permit was renewed for a two-year period ending on September 10, 2013. To acquire the Changkeng Exploration Permit, Mingzhong was required to pay RMB 48 million (approximately $7.3 million). As at December 31, 2008, the first payment for the Changkeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million (approximately $2.87 million).

In order to pay the remaining RMB 29 million ($4.7 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million ($5.1million). As of December 31, 2011, Minco China paid RMB 16.3 million ($2.6 million) and the five minority shareholders paid RMB 15.7 million ($2.5 million). Accordingly, Mingzhong has all of the cash required to settle the remaining payable for the permit.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

8	Mineral interests (continued)

As two of the shareholders, Guangdong Gold Corporation (“GGC”) and Guangdong Geological Exploration and Development Corporation (“GGEDC”), are state-owned companies they need to receive the requisite approval from the Guangdong provinicial government’s Minister of Finance to increasetheir share of registered capital in Mingzhong. The funds received from the five minorityshareholders are classified as a current liability as at December 31, 2011, pending approval of the capital injection.

The remaining amount payable for the Changkeng Exploration Permit of $4,681,156 (RMB $29 million) was classified as a current liability as of December 31, 2011.

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver.  As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

b)           Gansu - Longnan

Minco China holds twelve exploration permits in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field.

The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

i)	Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;

ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit;

iii)	Xicheng East: including three exploration permits to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $8.1 million on the Longnan project as of December 31, 2011 (as of December 31, 2010 - $6.2 million) on exploration costs.

On September 27, 2010, Minco China entered into an agreement with FengXian Xin Kun Mining Corporation (“FXKM”) in which the Company agreed to sell two exploration permits in the Xicheng East to FXKM for RMB 2.2 million. The process of transfering the titles of the two permits to FXKM was not completed due to the pending approval by Gansu province as at December 31, 2011.

On March 1, 2012, Minco China entered into a supplementary agreement with FXKM in which FXKM agreed to pay additional 0.4 million RMB to reimburse Minco China’s maintenance costs incurred for the above two permits since September 27, 2010.

On March 10, 2012, Minco China obtained approval from Gansu province for the sale of the two exploration permits.The sale isexpected to complete in the second half year of 2012.

c)	Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Mining License, which was renewed for a two-year period ending on June 28, 2013.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

8	Mineral interests (continued)

d)	Guangdong- Sihui

Minco China holds an exploration permit in Guangdong Sihui in China. The permit expires on February 3, 2013.

The following is a summary of exploration costs, net of recoveries, incurred by the Company:

	2011	2010	Cumulative to December 31, 2011
	$	$	$
Currently active properties:
Gansu
- Longnan	1,870,486	1,330,745	8,104,199
Guangdong
- Changkeng	66,522	135,727	8,166,070
Hunan
- Gold Bull Mountain	26,866	1,169	2,189,712

Total	1,963,874	1,467,641	18,459,981

9.	Equity investment in Minco Silver Corporation

As at December 31, 2011, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2010 - 13,000,000 common shares, January 1, 2010 – 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share.  The Company did not participate in this offering and as a result, its ownership interest decreased to 22.15% (December 31, 2010 – 26.20%, and January 1, 2010 – 32.01%). As the offering price for the Minco Silver shares significantly exceeded the carrying value of the Company’s investment in Minco Silver, the Company recorded a non-cash dilution gain in the amount of $8,710,000 as at December 31, 2011.

The Company’s equity accounts for its investment in Minco Silver.

Comprehensive income on the investment in Minco Silver is as follows:

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements
(in Canadian dollars)

9.	Equity investment in Minco Silver Corporation(continued)

	2011		2010
	$		$
Dilution gain		8,710,000		2,845,000
Equity (loss)		(1,443,391)		(1,246,150)
Accumulated translation adjustment		287,268		(69,906)
Comprehensive income from investment in Minco Silver		7,553,877		1,528,944

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Carrying value of investment in Minco Silver	14,489,016	6,935,139	5,406,195

Market value of Minco Silver shares	25,870,000	82,550,000	24,050,000

As at December 31, 2011, Minco Silver had current assets of $71,012,927, non-current assets of $18,562,785 (including $17,811,322 in capitalized mineral interests),current liabilities of $968,600 and shareholders’ equity of $88,607,022. Minco Silver incurred exploration costs of $Nil, administration costs of $6,674,066 and a loss of $5,970,842 during the year ended December 31, 2011

As at December 31, 2010, Minco Silver had current assets of $30,029,451, non-current assetsof $12,823,775(including $12,141,851 in capitalized mineral interest costs), current liabilities of $1,360,713 and shareholders’ equity of $41,492,513.  Minco Silver recorded exploration costs of $Nil, administration costs of $5,604,885, and a loss of $4,280,899 during the year ended December 31, 2010.

As at January 1, 2010, Minco Silver had current assets of $11,515,900, non-current assets of $17,217,476(including $8,688,726 in capitalized mineral interest costs), current liabilities of $2,395,047 and shareholders’ equity of $26,338,329.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

10.	Discontinued operation

Inner Mongolia Damo Mining Co. Ltd. (“Damo”)

On May 24, 2010, the Company entered into a sale agreement to dispose of its interest in Damo. Damo has an interest in the Gobi Gold project located in the Inner Mongolia Autonomous Region.  After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and control to the purchaser on September 30, 2010. Net proceeds on disposal were RMB 10.75 million (approximately $1.67 million) which represents the difference between the gross proceeds of RMB 13.5 million (approximately $2.10 million) and a commission of RMB 2.75 million (approximately $0.43 million) paid to an arm’s length party for consulting services relates to the disposition.

The net earnings from the discontinued operations of Damowas $1,607,301, and cash flow from the discontinued operations of Damo was $1,649,604 for 2010.

11.	Share capital

a.	Common shares and contributed surplus

Authorized 100,000,000 common shares without par value

b.	Stock options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan (the “Stock Option Plan”). The Company’s board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options are granted.  These options are equity settled.

For the year ended December 31, 2011, the Company granted options to purchase 2,380,000 common shares at a weighted exercise price of $2.18 that vest over an 18-month period from the issue date to its directors and employees.

The number of common shares reserved for issuance under the Stock Option Plan is 4,984,000. The maximum number of common shares reserved for issuance is 15% of the issued and outstanding common shares of the Company.

Minco Gold recorded $2,264,809 in stock-based compensation expense for the year ended December31, 2011 (December 31, 2010 - $383,282).

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

11.	Share capital(continued)

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2010	5,662,101	0.93
Granted	175,000	1.06
Exercised	(1,357,100)	0.77
Forfeited	(268,334)	0.91
Expired	(66,667)	1.08

Balance, December 31, 2010	4,145,000	0.99

Granted	2,380,000	2.18
Exercised	(833,333)	0.96
Forfeited	(447,667)	2.01
Expired	(260,000)	1.99

Balance, December 31, 2011	4,984,000	1.41

The weighted average share price at the day these options were exercised were$2.22 in 2011 (2010 - $1.60)

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.48 - 0.65	720,000	2.05	0.48	720,000	0.48
0.66 - 0.90	1,000,000	0.74	0.79	1,000,000	0.79
0.91 - 1.30	801,667	1.71	1.02	768,333	1.03
1.31 - 1.80	430,000	0.60	1.53	430,000	1.53
1.81 - 2.59	2,032,333	4.04	2.18	726,325	2.18
	4,984,000	2.42	1.41	3,644,658	1.14

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

11.	Share capital(continued)

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2011	2010
Risk-free interest rate	1.07% - 2.56%	1.89% - 2.30%
Volatility	85% - 94%	84% - 90%
Forfeiture rate	29%	30%
Estimated expected lives	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility.The stock price volatility is calculated based on the Company’s historical volatility.Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existingmodels do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

12.           Income tax

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss before income taxes. These differences result from the following items:

	2011		2010
	$		$

Loss before discontinued operations		862,446		(2,058,649)

		26.5%		28.5%

Income tax recovery at statutory rates		228,548		(586,715)
Non-deductible expenses		619,007		110,751
Difference in foreign tax rates		64,977		57,357
Dilution gain at capital gains rate		(1,112,226)		(355,625)
Expiry of non-capital loss carry forward		156,705		-
Deferred income tax asset not recognized		117,869		251,122
Other		(74,880)		523,110

Provision for tax expenses		-		-

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

12.           Income tax(continued)

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of Deferred income tax assets and liabilities at December 31, 2011 are as follows:

	2011	2010
	$	$

Deferred income tax assets not recogized
Non-capital loss	2,562,113	2,207,597
Resource expenditures	5,117,301	4,408,184
Capital assets	357,259	355,238
Equity investment in Minco Silver	(1,263,099)	(313,990)
Share issue costs	1,026	1,539
Marketable securities	347	(1,491)

	(6,774,947)	(6,657,077)

No deferred income tax asset has been recognized as realization is not considered probable due to the uncertainty of future taxable income.

The Company has approximately $8.5 million of operating losses in Canada and and approximately $1.7 million of operating losses in China.. The expiry for Canadian and Chinese non-capital loss carry forwards is as follows:

Non-capital losses $

2012	113,465
2013	385,940
2014	944,519
2015	1,183,227
2016	250,486
2026	1,442,234
2028	1,582,716
2029	1,270,045
2030	1,285,615
2031	1,790,204

10,248,451

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

13.           Earnings (loss) per share

The table below calculates the basic and diluted earnings and loss per share.

	2011		2010
	$		$

Earnings (loss) per share from continuing operations
Basic		0.02		(0.04)
Diluted		0.02		(0.04)

Earnings per share from discontinued operations
Basic		-		0.03
Diluted		-		0.03

Earnings (loss) per share
Basic		0.02		(0.01)
Diluted		0.02		(0.01)

Weighted average number of shares outstanding
Basic		50,228,592		48,582,347
Diluted		51,580,329		48,582,347

Stock options are excluded from the computation of diluted earnings per share when the exercise price exceeds the average market value of the common shares or has created an anti-dilutive effect.

14.           Commitments

The Company has commitments in respect of office leases requiring minimum payments of $473,293, as follows:

	$

2012		140,629
2013		140,839
2014		143,869
2015		47,956

		473,293

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

15.           Related party transactions

Shared office expenses

a)
Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”) and Minco Gold share offices and certain administrative expenses in Vancouver.

At December 31, 2011, the Company has $429,114 due from Minco Silver (December 31, 2010 - $839,305, January 1, 2010 - $2,109,285) and consisted of the following:

Amount due fromFoshan Minco as at December 31, 2011 of $1,167,282 (December 31, 2010 - $754,066, January 1, 2010 - $703,626), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at December 31, 2011 of $738,168 (December 31, 2010 –amount due from of $85,238, January 1, 2010 –amount due from of $1,395,553) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

The above two amounts will be net settled and accordingly has been presented as a net balance on the consolidated financial statements.

b)
At December 31, 2011, the Company has $20,774 due from MBM (December 31, 2010 - $77,027, January 1, 2010 - $120,576), in relation to shared office expenses. The Company is related to MBM through one common directors and common management.

The amounts due are unsecured, non-interest bearing and payable on demand.

Loan with Minco Base Metals

In connection to Minco China’s loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine, Minco Gold and MBMentered a loan agreement whereby Minco Gold borrowed $7,561,779 million (RMB 50 million) in December 2010. On June 16, 2011, the loan was repaid in full to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of MBM.

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with the Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China however it is classified as being a wholly foreign owned entity and therefore can receive foreign investment.. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

15.	Related party transactions (continued)

Funding of Foshan Minco (continued)

(a)
On June 9, 2011, Minco Silver advanced US$10 million (December 31, 2011 - $10,199,000) to the Company, the ultimate legal shareholder of Foshan Minco.  During 2011, the Company received  government approvals to increase the registered capital of its wholly owned subsidiary, Minco China.  Minco China has undertaken to exchange the US$10 million into RMB and will then invest the funds, on behalf of Minco Silver, to increase the registered capital of Foshan Minco.

In August, 2011, the Company, Minco Silver and Minco China entered into a trust agreement in which the Company and Minco China confirmed they have received the US$10 million, and Minco China is required to exchange these US fund into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at December 31, 2011, Minco China held US$8,110,500 in trust and has undertaken the process to exchange US$1,889,500 into RMB on behalf of Minco Silver.

(b)
Prior to executing the above transfer of funds, on April 25, 2011, Minco Silver entered into a loan agreement to advance up to US$22 million to Minco China, the immediate legal shareholder of Foshan Minco. The purpose of this loan was to provide a mechanism to increase the registered capital of Foshan Minco. The loan bore interest at a rate equal to LIBOR plus 3 per cent per annum. Minco Silver advanced US$6 million ($5,860,800) to Minco China under this facility. This loan arrangement was not accepted by the State Administration of Foreign Exchange in China. Accordingly,Minco Chinarepaid  US$6 million back to Minco Silver on August 19, 2011. The interest was waived on the understanding that Minco Silver’s subsidiary, Foshan Minco, was the beneficiary of the loan.

Key management compensation

a)
In the year ended December 31, 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management.  This compensation is included in exploration costs, development costs and administrative expenses

	December 31, 2011

	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	48,527	391,886	440,413
Senior management	398,892	979,274	1,379,166
Total	447,419	1,371,160	1,818,579

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

15.	Related party transactions (continued)

	December 31, 2010

	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	43,500	16,959	60,459
Senior management	392,938	133,052	525,990
Total	436,438	150,011	586,449

The above transactions were conducted in the normal course of business.

16.	Segment reporting

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and net loss is as follows:

Segment profit (loss)

	December 31, 2011

	Canada		China		Total
	$		$		$
Exploration costs		(440,179)		(1,523,695)		(1,963,874)
General and administration costs		(3,939,688)		(476,627)		(4,416,315)
Other income		7,098,802		143,833		7,242,635

Segment profit (loss)		2,718,935		(1,856,489)		862,446

	December 31, 2010

	Canada		China		Total
	$		$		$
Exploration costs		(762,338)		(705,303)		(1,467,641)
General and administration costs		(1,820,456)		(491,454)		(2,311,910)
Otherincome		1,770,324		1,557,879		3,328,203

Segment profit (loss)		(812,470)		361,122		(451,348)

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

16.	Segment reporting(continued)

Assets and liabilities by segment

	December 31, 2011

	Canada	China	Total
	$	$	$
Current assets	258,199	7,128,571	7,386,770
Non-current assets	14,545,540	244,463	14,790,003
Current liabilities	220,724	7,494,378	7,715,102

			December 31, 2010
	Canada	China	Total
	$	$	$
Current assets	809,923	15,600,184	16,410,107
Non-current assets	6,999,651	290,502	7,290,153
Current liabilities	341,231	13,128,608	13,469,839

			January 1, 2010
	Canada	China	Total
	$	$	$
Current assets	5,199,706	3,508,015	8,707,721
Non-current assets	5,508,346	317,627	5,825,973
Current liabilities	165,494	5,038,350	5,203,844

17.	Financial instruments and fair value

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: fair value through profit or loss; loans and receivables; and other for liabilities.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

17.	Financial instruments and fair value (continued)

The following table summarizes the carrying  value of financial assets and liabilities at December 31, 2011 and 2010 and January 1, 2010.

	December 31,	December 31,	January 1,
	2011	2010	2010
Assets	$	$	$
Cash and cash equivalents	6,696,805	6,003,832	3,505,268
Short-term investments	-	293,770	2,475,936
Receivables	52,618	57,387	370,767

Marketable securities	10,500	25,200	35,700
Loan receivable	-	9,074,136	-

Liabilities
Account payable and accrued liabilities	5,203,087	5,066,688	5,201,594

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

Financial risk factors

The Company’s operations consist of the acquisition, exploration and development of properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

It is required that the classification of fair value measurements uses a fair value hierarchy  that reflects the significance of the inputs used in making the measurements, including the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is derived from prices), and

Level 3 - inputs for the asset orliability that are not based on observable market data (that is, unobservable inputs).

The marketable securities are measured at fair value based on quoted market price (level 1).

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

17.	Financial instruments and fair value (continued)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract.  This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i.
Cash and cash equivalents – In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December  31, 2011, the balance of $6.7 million was placed with three institutions.

ii.	Short-term investments –These are guaranteed investment certificates with maturities of greater than ninety days, but less than one year, when acquired. At December 31, 2011, these totalled $Nil.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar in Canada and RMB in China. The most of the foreign currency risk is related to US dollar funds. Therefore the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar and RMB. The Company did not hold significant amounts of US dollar cash during the year and therefore the impact of the changes in the US dollar foreign exchange rate is insignificant to the Company’s net earnings.

Interest rate risk

The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $67,499, assuming the foreign exchange rate remains constant.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

17.	Financial instruments and fair value (continued)

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. As at December 31, 2011, the Company has $6.7 million cash which includes $4.7 million in Mingzhong to be used for the final payment for the acquisition of the Changkeng exploration permit. The remaining cash balance available to fund exploration and general corporate requirements is $2 million, and is held primary in the Company’s Chinese Subsidiaries.  The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world.   There are certain restrictions on the repatriation of funds held in China.  Under Chinese law, repatriation of the funds the Company currently holds in China, which were contributed by way of capital injection, would require approval of the relevant government authorities or designated banks in China or both.The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver.  In addition, the Company may raise funds through the sale of its equity investment in Minco Silver.  The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

18.	Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. As at December 31, 2011, the Company does not have any long-term debt.

The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver.  In addition, the Company could raise funds through the sale of its equity investment in Minco Silver.  The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

19.           First-time adoption of IFRS

In preparation of these consolidated financial statements, the financial statements for the year ended December 31, 2010 have been adjusted from amounts reported previously in the financial statements prepared in accordance with Canadian GAAP. An explanation of the adjustments for the year ended December 31, 2010 and the statement of financial position as of January 1, 2010 is set out in Note 20 of the consolidated financial statements for the year ended December 31, 2011 and 2010.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

19.First-time adoption of IFRS (continued)
	December 31, 2010			January 1, 2010
	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
Assets	$	$	$	$	$	$
Current assets
Cash and cash equivalents	6,003,832	-	6,003,832	3,505,268	-	3,505,268
Short-term investments	293,770	-	293,770	2,475,936	-	2,475,936
Marketable securities	25,200	-	25,200	35,700	-	35,700
Receivables	57,387	-	57,387	370,767	-	370,767
Due from related parties	839,305	-	839,305	2,229,861	-	2,229,861
Loan receivable	9,074,136	-	9,074,136	-	-	-
Prepaid expenses and deposits	116,477	-	116,477	85,572	-	85,572
Assets of discontinued operation	-	-	-	4,617	-	4,617
	16,410,107	-	16,410,107	8,707,721	-	8,707,721

Long-term deposit	64,512	-	64,512	51,764	-	51,764
Property, plant and equipment	260,170	30,332	290,502	297,660	26,769	324,429
Equity investment in Minco Silver	7,125,366	(190,227)	6,935,139	5,494,836	(88,641)	5,406,195
Assets of discontinued operation	-	-	-	43,585	-	43,585
	23,860,155	(159,895)	23,700,260	14,595,566	(61,872)	14,533,694
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,066,688	-	5,066,688	5,203,844	-	5,201,594
Advanced from minority shareholder	764,345	-	764,345	-	-	-
Due to related party	7,638,806	-	7,638,806	-	-	-
Liabilities of discontinued operation	-	-	-	-	-	2,250
	13,469,839	-	13,469,839	5,203,844	-	5,203,844
Equity
Share capital	40,335,033		40,335,033	38,553,755	-	38,553,755
Contributed surplus	5,407,352	(51,399)	5,355,953	5,627,841	94,219	5,722,060
Accumulated other comprehensive income	-	(63,252)	(63,252)	-	-	-
Deficit	(37,796,074)	(45,244)	(37,841,318)	(37,283,301)	(156,091)	(37,439,392)
	7,946,311	(159,895)	7,786,416	6,898,295	(61,872)	6,836,423
Non-controlling interest	2,444,005	-	2,444,005	2,493,427	-	2,493,427
	10,390,316	(159,895)	10,230,421	9,391,722	(61,872)	9,329,850
	23,860,155	(159,895)	23,700,260	14,595,566	(61,872)	14,533,694

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

19.	First-time adoption of IFRS(continued)

	December 31, 2010
	$
Total comprehensive loss as per reported under Canadian GAAP		(512,773)

Loss attributable to non-controlling interest		(49,422)
Foreign exchange loss		(3,091)
Share based compensation		145,618
Share of loss from equity investment in Minco Silver		(31,680)
		(451,348)
Cumulative translation loss		(63,252)

Total comprehensive loss as per reported under IFRS		(514,600)

(a)	Functional currency

Under Canadian GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at historicrates with all foreign currency gains and losses recognized in profit or loss.

IFRS requires that the functional currency of each subsidiary of the Company be determined separately. It was determined that, as at the transition date, the functional currency of Minco Gold Corporation is Canadian dollars and the functional currency of the Company’s Chinese subsidiaries is RMB.

In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the currency translation differences recognized as a separate component of shareholders’ equity, to deficit on the transition date.

Minco Gold Corporation (An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

19.	First-time adoption of IFRS(continued)

(b)	Share based compensation

Under Canadian GAAP, for the purpose of accounting for stock based compensation, an individual was classified as an employee when the individual was consistently represented to be an employee under law. Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Under Canadian GAAP, forfeitures were recognized as they occurred. Under IFRS, the forfeiture rate is estimated up front and factored into the number of stock options expected to vest.

Under Canadian GAAP, the Company recorded stock based compensation on a straight-line basis over the vesting period.  Under IFRS, the Company records share based compensation for each tranche within an award over the vesting period of the corresponding tranche.

In accordance with the IFRS 1 optional exemptions, the Company has elected to apply IFRS 2 only to unvested options as of January 1, 2010.

(c)	Equity Investment in Minco Silver

■	As result of adopting IFRS, Minco Silver Corporation started to record cumulative translation adjustments (“CTA”) in its other comprehensive income as of January 1, 2010.
■	When the Company records it share of changes in Minco Silver’s net asset, it also needs to record its share of Minco Silver’s CTA.

(d)	Statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flowsgenerated by the Company.

20.	Subsequent event

On March 28, 2012, the Company granted stock options to purchase 2,000,000 common shares to various  employees, consultants and directors at an exercise price of $0.67 per common share that vest over an 18-month period from the issue date. The options expire in March 2017.